EXHIBIT 99.1

HEXO Corp to Release Fourth Quarter and Fiscal Year 2020 Financial Results and Host Investor Webcast

OTTAWA, Oct. 27, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) plans to release its complete financial results for the quarter and fiscal year ended July 31, 2020, after market hours on Thursday, October 29, 2020, as well as host a webcast for investors and analysts beginning at 8:30 a.m. EDT on Friday October 30, 2020.

Webcast Details
Date: October 30, 2020
Time: 8:30 a.m. EDT
Webcast: https://event.on24.com/wcc/r/2771524/47E7001045651D265D3F12D203F6F5A4

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com